UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): April 1, 2015

FIRST FINANCIAL BANKSHARES, INC.

(Exact Name of Registrant as Specified in its Charter)

Texas	0-7674	75-0944023
(State or other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

400 Pine Street, Abilene, Texas 79601

(Address of Principal Executive Offices and Zip Code)

Registrant’s Telephone Number (325) 627-7155

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 203.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2 (b))

☐	Pre-commencement communications pursuant to Rule 13e-4 (c) under the Exchange Act (17 CFR 240.13 e-4 (c))

ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

Agreement and Plan of Reorganization

On April 1, 2015, First Financial Bankshares, Inc. (“FFIN”), the parent company of First Financial Bank, N.A., Abilene, Texas (“FFB”), and FBC Bancshares, Inc. (“FBC”), the parent company of First Bank, N.A., Conroe, Texas (“First Bank”), entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”), providing for FFIN’s acquisition of FBC through a statutory merger (the “Merger”). Pursuant to the Reorganization Agreement, FFIN will acquire FBC through the merger of a transitory merger subsidiary of FFIN with and into FBC, with FBC surviving the merger. Thereafter, FBC will merge with and into FFIN, with FFIN surviving the merger and First Bank will merge with and into FFB, with FFB as the surviving bank. The Reorganization Agreement is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The boards of directors of each of FFIN and FBC have approved the Merger and the Reorganization Agreement. Subject to the approval of the Merger by FBC’s shareholders, regulatory approvals, and other closing conditions, the parties anticipate completing the Merger during the second quarter of 2015.

Pursuant to the Reorganization Agreement, FFIN anticipates acquiring all of the outstanding stock of FBC for approximately $59.0 million in aggregate consideration, payable in FFIN common stock. The number of shares of FFIN common stock deliverable for each share of FBC common stock will be determined based on an average price of FFIN common stock (“FFIN Market Price”) over a measuring period for the twenty (20) consecutive trading days ending on the fifth Business Day immediately preceding the closing date (the “Determination Date”), and will fluctuate if such average price is between $24.97 and $30.97. Based on FFIN’s closing stock price of $27.64 on March 31, 2015, FBC stockholders would have received 2.41565 shares of FFIN common stock for each share of FBC common stock, which would have provided FBC stockholders with aggregate ownership, on a pro forma basis, of approximately 3.3% of the common stock of FFIN following the Merger. If the FFIN Market Price exceeds $30.97, but is less than $32.97, then the aggregate merger consideration would fluctuate between $59.0 million and $61.0 million. If the FFIN Market Price equals or exceeds $32.97, the aggregate merger consideration is fixed at $61.0 million and FFIN would issue a number of shares of its common stock with a value, determined in accordance with the Reorganization Agreement, equal to $61.0 million. If the FFIN Market Price is less than $24.97, but exceeds $22.97, then the aggregate merger consideration would fluctuate between $57.0 million and $59.0 million. If the FFIN Market Price is equal to or less than $22.97, the aggregate merger consideration is fixed at $57.0 million; provided that the maximum number of shares of FFIN common stock that is required to be issued by FFIN under the Reorganization Agreement is capped at 2,231,941 shares of FFIN common stock (the “FFIN Share Cap”). To the extent that the merger consideration due to the holders of FBC common stock pursuant to the Reorganization Agreement exceeds the value of the FFIN Share Cap, FFIN may, in its sole discretion, (i) increase the number of shares of FFIN common stock issued in excess of the FFIN Share Cap, (ii) increase the number of shares of FFIN common stock issued in excess of the FFIN Share Cap and pay an additional cash amount, or (iii) pay an additional cash amount. In addition, the merger consideration shall be reduced on a dollar-for-dollar basis in the event that FBC’s consolidated shareholders’ equity as of the close of business on the Business Day immediately preceding the closing date, after certain adjustments prescribed by the Reorganization Agreement have been made, is less than $14,705,000. FFIN has also agreed redeem all of FBC’s Subordinated Promissory Notes due June 30, 2028 (the “Notes”) within three days of the closing date. The Notes had an aggregate outstanding principal balance of $13,125,000 as of April 1, 2015.

The Reorganization Agreement contains representations, warranties, and covenants of FBC and FFIN including, among others, covenants requiring (i) FBC to conduct its business in the ordinary course during the period between the execution of the Reorganization Agreement and the effective time of the Merger or the earlier termination of the Reorganization Agreement, and (ii) FBC not to engage in certain kinds of transactions during such period. In addition, FBC has agreed not to solicit proposals relating to alternative business combination transactions, enter into discussions or negotiations, or provide information in connection with any proposals for alternative business combinations.

The Reorganization Agreement also provides for customary termination rights for both FFIN and FBC, and further provides that either FFIN or FBC may terminate the Reorganization Agreement under certain circumstances, if the quotient obtained by dividing the FFIN Market Price by the FFIN Starting Price is less than 0.70 and the FFIN

Market Price is less than $21.97 as of the Determination Date. If FBC elects to terminate the Reorganization Agreement due to the decline in the FFIN Market Price, FFIN has the right, in its sole discretion, to increase the number of shares of FFIN common stock to be issued, to increase the amount of cash to be paid or a combination of both so that the total value of the merger consideration, will be no less than $57.0 million.

As stated above, the consummation of the Merger is subject to various conditions, including (i) receipt of the requisite approvals of the Reorganization Agreement and Merger by the shareholders of FBC, (ii) receipt of all required regulatory approvals, (iii) the effectiveness of the registration statement to be filed by FFIN with the Securities and Exchange Commission (“SEC”) with respect to the FFIN common stock to be issued in the Merger (iv) FBC having taken all actions necessary to redeem the Notes and (v) certain officers of First Bank entering into employment agreements with FFB. In addition, each party’s obligation to consummate the Merger is subject to certain other conditions, including the accuracy of the representations and warranties of the other party and compliance of the other party with its covenants in all material respects.

All of the members of the board of directors of FBC have entered into a Voting Agreement pursuant to which they have agreed to vote their shares of FBC common stock in favor of the approval and adoption of the Reorganization Agreement and the Merger. The Voting Agreements cover approximately 80% of the outstanding FBC shares. A copy of the form of the voting agreement is included as Exhibit C to the Reorganization Agreement and is incorporated by reference herein. In addition, all of the members of the board of directors of FBC have entered into a Director Support Agreement pursuant to which they agree to refrain from harming the goodwill of FBC and to certain post-closing restrictive covenants. A copy of the form of the Director Support Agreement is included as Exhibit D to the Reorganization Agreement and is incorporated by reference herein.

The foregoing descriptions of the Reorganization Agreement, the Voting Agreements and the Director Support Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the respective agreements, attached hereto as Exhibit 2.1, which are incorporated herein by reference.

Cautionary Statement Regarding Representations and Warranties

The representations, warranties and covenants of each party set forth in the Reorganization Agreement have been made only for purposes of, and were and are solely for the benefit of, the parties to the Reorganization Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Reorganization Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, and (2) were made only as of the date of the Reorganization Agreement or such other date as is specified in the Reorganization Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Reorganization Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Reorganization Agreement is included with this filing only to provide investors with information regarding the terms of the Reorganization Agreement, and not to provide investors with any other factual information regarding the parties to the Reorganization Agreement, their affiliates or their businesses. The Reorganization Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the parties to the Reorganization Agreement, their affiliates or their businesses, and the Merger that will be contained in, or incorporated by reference into, a registration statement on Form S-4 that will be filed with the SEC and will include a proxy statement of FBC and a prospectus of FFIN, and the Forms 10-K, Forms 10-Q and other filings that FFIN makes with the SEC.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act giving FFIN’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks, and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

In addition to factors previously disclosed in FFIN’s reports filed with the SEC, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the Merger, including approval by FBC’ shareholders, on the expected terms and schedule; delay in closing the Merger; difficulties and delays in integrating FFIN’s and FBC’ businesses or fully realizing cost savings and other benefits; business disruption following the Merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of FFIN’s products and services; customer borrowing, repayment, investment, and deposit practices; customer disintermediation; the introduction, withdrawal, success, and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions, and divestitures; economic conditions; and the impact, extent, and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, including those associated with the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Additional Information for Shareholders

In connection with the proposed Merger, FFIN will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of FBC as well as a prospectus of FFIN, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statement/prospectus and other relevant materials (when they become available), and any other documents FFIN has filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents FFIN has filed with the SEC by contacting J. Bruce Hildebrand, Chief Financial Officer, 400 Pine Street, Abilene, Texas 79601, telephone: (325) 627-7155, or on FFIN’s website at www.ffin.com, under the tab “Investor Relations” and then under the heading “Documents and Filings” and then “SEC Filings”. The information available through FFIN’s website is not and shall not be deemed part of this report or incorporated by reference into other filings FFIN makes with the SEC. This report does not constitute an offer of any securities for sale.

FFIN, FBC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FFIN’s and FBC’s shareholders in connection with the proposed Merger under the rules of the SEC. Information about the directors and executive officers of FFIN is set forth in the proxy statement for FFIN’s 2015 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 2, 2014. Free copies of this document may be obtained as described in the preceding paragraph. Additional information regarding the interests of these participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed Merger when it becomes available.

ITEM 7.01 REGULATION FD DISCLOSURE

In connection with the execution of the Reorganization Agreement discussed in Item 1.01 above, FFIN and FBC issued a joint press release. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

As provided in General Instruction B.2 to Form 8-K, the information furnished in Exhibit 99.1 of this Current Report on Form 8-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and such information shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

ITEM 9.01	FINANCIAL STATEMENTS AND EXHIBITS.

(d)	Exhibits. The following are exhibits to this Current Report on Form 8-K:

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Reorganization, between First Financial Bankshares, Inc. and FBC Bancshares, Inc., dated as of April 1, 2015 (Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedules will be furnished supplementally to the Securities and Exchange Commission upon request.)

99.1	Press Release issued by First Financial Bankshares, Inc., dated April 1, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL BANKSHARES, INC.
(Registrant)

DATE: April 3, 2015	By:	/s/ F. Scott Dueser
F. SCOTT DUESER
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Reorganization, between First Financial Bankshares, Inc. and FBC Bancshares, Inc., dated as of April 1, 2015 (Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedules will be furnished supplementally to the Securities and Exchange Commission upon request.)

99.1	Press Release issued by First Financial Bankshares, Inc., dated April 1, 2015.